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                              April 14, 2021

       Alicia Dietzen
       General Counsel
       KnowBe4, Inc.
       33 N. Garden Avenue
       Clearwater, FL 33755

                                                        Re: KnowBe4, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 12,
2021
                                                            File No. 333-254518

       Dear Ms. Dietzen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 26, 2021 letter.

       Amendment No. 1 to Form S-1 Filed on April 12, 2021

       Summary Historical Consolidated Financial Data, page 14

   1. Please revise the pro forma current assets and total assets to reflect the $3.1 million aggregate proceeds
received in connection with the exercise of option shares and ensure that your pro forma
stockholders' deficit is appropriately revised. In this regard, based on the pro forma
adjustments described here and in your Capitalization table, it appears that pro forma stockholders'
equity should be ($7,159). Similarly, it appears that your pro forma net tangible book
value should be revised to ($55.9). Also ensure that any
                                                        adjustments to your pro
forma information are reflected in pro forma, as adjusted
                                                        disclosures, if
necessary.
 Alicia Dietzen
FirstName
KnowBe4, LastNameAlicia Dietzen
            Inc.
Comapany
April       NameKnowBe4, Inc.
       14, 2021
April 214, 2021 Page 2
Page
FirstName LastName
Capitalization, page 55

2. Please address the following as it relates to your Capitalization disclosures:
             Revise the second bullet point on page 55 to refer to the conversion of 2,640,171 shares of Class B common stock that will be converted into Class A common stock by your selling shareholders. In this regard, the amount as currently disclosed includes 178,381 RSU shares that are already included in the Class A shares outstanding.
             Revise the number of pro forma Class B shares as disclosed in the table to include the exercise of 1,324,360 option shares. In this regard, the total pro forma Class B shares should be 157,767,960.
General

3. To the extent you continue to include Free Cash Flow Margins in your graphics, please revise to also disclose the comparable GAAP measure with equal or greater prominence and also include a discussion of what this measure is intended to represent and how it is useful to investors. Refer to Item 10(e)(1)(A) and (C) of Regulation
S-K.
       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564
or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra
Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at
(202) 551-3453
with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Tony Jeffries, Wilson Sonsini Goodrich & Rosati